07025464

RECEIVED

2007 JUL 25 A 6:43

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

July 18, 2007

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated July 18, 2007 on the unaudited financial results of the company for the quarter ended June 30, 2007.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

PROCESSED
JUL 26 2007
THOMSON
FINANCIAL

Copy to: Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

dlw 7/25

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

July 18, 2007

The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 2375 / 2066 / 1122
Facsimile: 2272 2037/2039/2041/2061/3719

Sub: **Unaudited Financial Results (Provisional) for the quarter ended June 30, 2007**

In terms of Clause 41 of the Listing Agreement entered with your Stock Exchange, we enclose herewith a copy of the Unaudited Financial Results (Provisional) for the quarter ended June 30, 2007, which were approved by the Board of Directors at their meeting held on July 18, 2007.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

We also enclose a copy of the Media Release issued in this connection for your information.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: as above

RELIANCE ENERGY LIMITED

Registered Office: Reliance Energy Center, Santa Cruz (East), Mumbai 400 055.

Website:www.rel.co.in

Unaudited Financial Results for Quarter ended 30th June, 2007

(Rs. in crore)

Sr. No.	Particulars	Quarter Ended		Year ended
		30-06-2007	30-06-2006	31-03-2007
				Audited
1	Net Sales of Electrical Energy	1,285.40	911.58	3,610.95
2	Income from EPC and Contracts	338.61	237.27	2,082.00
3	Other Income	359.92	177.12	882.30
		1,983.93	1,325.97	6,575.25
4	Total Expenditure			
	(a) Cost of Electrical Energy purchased	671.10	313.71	1,532.43
	(b) Cost of Fuel	272.24	234.33	921.27
	(c) Tax on Electricity	35.30	31.44	124.62
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	291.67	191.22	1,840.62
	(e) Staff Cost	99.63	68.55	313.53
	(f) Other Expenses and Provisions (See Note No 3)	216.48	182.19	480.03
5	Interest and Finance Charges	69.29	45.93	250.32
6	Depreciation (See Note No 2)	58.13	61.89	240.06
7	Profit before Tax	270.09	196.71	872.37
8	Provision for Taxation :			
	Current Tax	30.30	25.50	90.15
	Deferred Tax	16.88	(6.15)	27.15
	Fringe Benefit Tax	1.35	0.75	4.77
	Tax adjustment for earlier years	-	-	(51.15)
9	Profit after Tax	221.56	176.61	801.45
10	Paid up Equity Share Capital (Face Value Rs. 10/- per Share)	228.57	212.36	228.57
11	Reserves including Statutory Reserves excluding Revaluation Reserves			8,412.73
12	Earnings per share (On Net Profit)(* not annualised)			
	- Basic (Rs.)	9.69*	8.32*	37.20
	- Diluted (Rs.)	9.39*	8.14*	36.27
13	Aggregate of Public Share Holding -			
	- No.of Shares	149,501,662	98,984,388	149,803,562
	- Percentage of Share holding	65.42	46.62	65.55

RELIANCE ENERGY LIMITED

Registered Office: Reliance Energy Center, Santa Cruz (East), Mumbai 400 055.

Website:www.rel.co.in

Segment-wise Revenue, Results and Capital Employed

(Rs. in crore)

Particulars	Quarter Ended		Year ended
	30-06-2007	30-06-2006	31-03-2007 Audited
1.Segment Revenue			
(Net Sales/Income)			
- Electrical Energy	1,298.59	934.04	3,741.79
- EPC and Contracts	339.77	242.18	2,094.56
- Others	0.02	0.17	0.27
Gross Turnover	1,638.38	1,176.39	5,836.62
Less:Inter Segment Revenue	-	0.30	0.30
Net Turnover	1,638.38	1,176.09	5,836.32
2.Segment Results			
Profit before Tax and Interest from each segment :			
- Electrical Energy	88.89	132.96	323.49
- EPC and Contracts	17.24	15.13	122.62
- Others	(0.06)	(0.01)	0.01
Total Segment Results	106.07	148.08	446.12
- Interest and Finance Expense	(69.29)	(45.93)	(250.32)
- Interest Income	142.57	148.11	599.98
- Other un-allocable Income net of expenditure	90.74	(53.55)	76.59
Profit before Tax	270.09	196.71	872.37
3.Capital Employed			
- Electrical Energy	3,033.60	3,158.76	2,842.36
- EPC and Contracts	453.13	266.93	422.32
- Others	1.73	2.12	1.81
Total Segment Capital Employed	3,488.46	3,427.81	3,266.49

Notes:

1. a. In the matter of standby charges, Maharashtra Electricity Regulatory Commission (MERC) had passed an order dated May 31, 2004 as under:
    i. The total liability for the financial years 1998-99 to 2003-04 was determined at Rs. 515.60 crore which had been debited to the Profit and Loss Account up to March 31, 2005.
    ii. The Tata Power Company Limited (TPC) to refund an amount of Rs. 321.13 crore (net of interest of Rs. 1.17 crore) to the Company for the said period plus interest at 10 per cent per annum commencing from April 1, 2004 till the date of payment.

   b. The Company and TPC filed appeals before the Hon'ble High Court of Bombay. As an interim order, the Hon'ble High Court of Bombay granted stay of payment by TPC, but directed TPC to provide a Bank Guarantee of Rs. 313.93 crore in favour of the Hon'ble High Court of Bombay. Disposing both the petitions, the Hon'ble High Court of Bombay held that the issues should be adjudicated within four months of the order of the Hon'ble Bombay High Court by the Appellate Tribunal for Electricity (ATE). In the interregnum, the parties to continue to pay in terms of the interim order, subject to adjustments on adjudication.

   c. Both TPC and the Company filed Special Leave Petitions in the Supreme Court against the Order of Hon'ble High Court of Bombay. While disposing of these petitions, the Hon'ble Supreme Court directed the TPC to file an appeal before the ATE. TPC thereafter filed an appeal before the ATE.

   d. While disposing of the appeal, ATE has passed an order dated December 20, 2006 as under:
    i. The total liability of standby charges for the financial years 1998-99 to 2003-04 was determined at Rs. 500 crore.
    ii. TPC to refund Rs. 354 crore (inclusive of interest of Rs.15 crore upto March 31, 2004) to the Company plus interest at 10% per cent per annum commencing from 1st April, 2004 till the date of payment.

   e. TPC filed an appeal in the Hon'ble Supreme Court being Appeal No.415 of 2007. The Hon'ble Supreme Court passed an interim order dated February 7, 2007 granting stay of the impugned order of the ATE subject to the condition that, TPC furnish a bank guarantee of the sum of Rs. 227 crore and, in addition, deposit a sum of Rs. 227 crore with the Registrar General of the Court which can be withdrawn by the Company subject to the Company giving an undertaking to the Court that in the event of the appeal being decided against the Company, wholly or in part, the amount as may be found refundable by the Company shall be refunded to TPC without demur together with interest as may be determined by the Court. The Company accordingly withdrew the amount of Rs. 227 crore after complying with the conditions specified and has accounted the said amount as other liabilities pending final adjustment. Moreover, pending final order of the Hon'ble Supreme Court, the Company has not accounted for the reduction in standby charges liability of Rs.15.60 crore as well as interest amount determined by ATE as payable by TPC to the Company.

2. The Company had revalued its Plant and Machinery located at Dahanu during the financial year 2003-04 and the depreciation figures shown in the unaudited financial results are net of effect of revaluation since the corresponding amount is withdrawn from the Revaluation Reserve which does not have impact on profit for the quarter.

3. The Company has changed the accounting policy with effect from April 1, 2007, whereby the foreign exchange derivative instruments are revalued at fair values at reporting period end and any profit or loss arising on the revaluation is recognized in the Profit and Loss Account. Accordingly, an amount of Rs. 82.67 crore is charged to the Profit and Loss Account during the quarter ended June 30, 2007 on revaluation of foreign exchange derivative instruments due to the change in the accounting policy. The impact of the change in the accounting policy is not ascertainable for previous period / year.

4. Tax Liability has been provided on the basis of Minimum Alternate Tax calculations.

5. Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended June 30, 2007: opening: Nil: additions: 83 disposals: 83 closing: Nil

6. The above results for the quarter ended June 30, 2007, have been subjected to a "Limited Review" by the auditors of the Company, as per the listing agreement entered into with the stock exchanges in India.

7. After review by the Audit Committee, the Board of Directors of the Company took the above results on record at their meeting held on July 18, 2007.

8. Figures of the previous year / period have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Place: Mumbai
Date: July 18, 2007

Anil D. Ambani
Chairman

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

MEDIA RELEASE

RELIANCE ENERGY REPORTS NET PROFIT OF Rs 222 CRORE (US$ 54 MILLION) FOR THE QUARTER - AN INCREASE OF OVER 25%

TOTAL INCOME OF Rs 1,984 CRORE (US$ 487 MILLION) FOR THE QUARTER - AN INCREASE OF 50%

CASH PROFIT OF Rs 297 CRORE (US$ 73 MILLION) FOR THE QUARTER – AN INCREASE OF 28%

NET WORTH OF Rs 9,556 CRORE (US$ 2.35 BILLION)

EPC ORDER BOOK POSITION AT Rs 5,035 CRORE (US$ 1.24 BILLION)

Mumbai, 18th July 2007: Reliance Energy Limited (REL) today announced its unaudited financial results for the quarter ended 30th June 2007. The performance highlights are:

- **Net Profit of Rs 222 crore** (US$ 54 million) for the quarter ended 30th June, 2007, against Rs 177 crore in the corresponding previous period, **an increase of over 25%**.

- **Total Income of Rs 1,984 crore** (US$ 487 million) for the quarter ended 30th June, 2007, against Rs 1,326 crore in the corresponding previous period, **an increase of 50%**

- **Cash Profit of Rs 297 crore** (US$ 73 million) for the quarter ended 30th June, 2007 an increase of 28%

- **Annualised Cash Earnings Per Share (Cash EPS) of Rs 53 (US$ 1.3)**, for the quarter ended 30th June, 2007

- **Annualised Earnings Per Share (EPS) of Rs 38.8 (US$ 0.95)**, for the quarter ended 30th June, 2007

As on 30th June 2007, **the net worth of the company has increased to Rs 9,556 crore** (US$ 2.35 billion). The Company ranks among the top Indian private sector companies in terms of net worth.

The Company remains debt free at the net level, and enjoys the top 5 ratings of 'AAA' and 'Ind AAA' by CRISIL and FITCH, respectively.

Management Discussion and Analysis:

Energy Sales:

The Company's aggregate revenues from energy sales during the quarter ended 30th June 2007 was **Rs 1,285 crore (US$ 316 million)** against **Rs 912 crore** in the corresponding previous period, **an increase of 41%.**

The **aggregate sales of electrical energy were 2,489 million units** during the period under review, **an increase of 12%** over the corresponding previous period.

During the period under review, the consumer base in Mumbai Supply area **increased by about 0.2 lakh to 25.8 lakh** consumers.

Power Generation:

(i) Dahanu Thermal Power Station

During the period under review, the Company's Dahanu Thermal Power Station (DTPS) operated at **a Plant Load Factor (PLF) of 104.5%** against the PLF of 104.3% achieved during the corresponding previous period.

(ii) Samalkot Power Station, Andhra Pradesh:

The Samalkot Power Plant operated at **a Plant Load Factor (PLF) of 56.7%,** against the PLF of 51.3% achieved during the corresponding previous period. The gas availability continues to adversely impact the PLF of the plant.

(iii) Goa Power Station:

The Goa Power Station maintained **a Plant Load Factor (PLF) of 96.0%** during the period under review, against the PLF of 98.1% achieved during the corresponding previous period.

(iv) Wind Farm Power Project

The Wind farm operated at **a Plant Load Factor (PLF) of 27.5%,** against the PLF of 30.9% during the corresponding previous period.

Power Purchased:

During the period under review, **the Company purchased 1,337 million units of electrical energy** from external sources, which is higher by 16.5% compared to the off-take in the corresponding previous period.

The **cost of energy purchased increased by 113.7%** to Rs 671 crore (US$ 165 million) during the period under review compared to Rs. 313.7 crore in the corresponding previous period.

Financial Review:

The **total sales of electrical energy during the quarter ended 30th June, 2007 was Rs 1,285crore** (US$ 316 million), against Rs 912 crore in the corresponding previous period, **an increase of 41%.**

The Company is in appeal before the Appellate Tribunal for Electricity (ATE) against the MERC's Multi Year Tariff (MYT) order. If the Company's appeal is fully successful, it will be entitled to an **additional relief of Rs 80 crore for the Quarter 1 and Rs 289 crore for the entire year.**

The **turnover of the EPC and Contracts Division for the Quarter ended 30th June, 2007, was Rs 339 crore** (US$ 83 million), against Rs 237 crore in the corresponding previous period. The Division had **an order book position of about Rs 5,035 crore** (US$ 1.24 billion) as on 30th June, 2007.

Other Income for the period under review was Rs 360 crore (US$ 88 million), an increase of 103%, mainly representing interest income and forex gains.

During the period under review, **the total income of the Company was Rs 1,984 crore** (US$ 487 million), against Rs 1,326 crore in the corresponding previous period, an increase of 50%.

The company's **Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA) increased to Rs 398 crore** (US$ 98 million), against Rs 305 crore in the corresponding previous period, **an increase of 30%.**

The company's **EBITDA margin** during the quarter ended 30th June, 2007 works out to **20%.**

Interest expenditure was Rs 69 crore (US$ 17 million), which was more than offset by higher other income of Rs 360 crore.

Depreciation was at Rs 58 crore (US$ 14 million) as against Rs 62 crore for the corresponding previous period.

The corporate tax liability, including the deferred taxes, for the period under review was Rs 49 crore (US$ 12 million), as against Rs 20 crore in the corresponding previous period.

Net profit for the quarter ended 30th June, 2007, recorded an increase of over 25% to Rs 222 crore (US$ 54 million) from Rs 177 crore in the corresponding previous period.

Background

Reliance Energy Limited (REL)

Reliance Energy, a part of Reliance - Anil Dhirubhai Ambani Group, is India's leading private sector utility Company.

Reliance Anil Dhirubhai Ambani Group currently have market capatalisation of over Rs 1,60,000 crore, net worth in excess of Rs 40,000 crore, cash flow of Rs 9,000 crores, net profit of Rs 5,000 crore and zero net debt.

The group distributes nearly 21 billion units of power to over 5 million consumers in Mumbai, Delhi, Orissa and Goa, across an area covering 1,24,300 sq. kms.

Reliance Energy generates 941 MW of power, through its power plants located in Maharashtra, Andhra Pradesh, Kerala, Karnataka and Goa.

Reliance Energy is ranked amongst India's top listed private companies in terms of all major financial parameters, including assets, sales, net worth, profits and market capitalisation.

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

July 18, 2007

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38

Sub: **Unaudited Financial Results (Provisional) for the quarter ended June 30, 2007**

In terms of Clause 41 of the Listing Agreement entered with your Stock Exchange, we enclose herewith a copy of the Unaudited Financial Results (Provisional) for the quarter ended June 30, 2007, which were approved by the Board of Directors at their meeting held on July 18, 2007.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

We also enclose a copy of the Media Release issued in this connection for your information.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: as above

RELIANCE ENERGY LIMITED

Registered Office: Reliance Energy Center, Santa Cruz (East), Mumbai 400 055.

Website:www.rel.co.in

Unaudited Financial Results for Quarter ended 30th June, 2007

(Rs. in crore)

Sr. No.	Particulars	Quarter Ended		Year ended
		30-06-2007	30-06-2006	31-03-2007
				Audited
1	Net Sales of Electrical Energy	1,285.40	911.58	3,610.95
2	Income from EPC and Contracts	338.61	237.27	2,082.00
3	Other Income	359.92	177.12	882.30
		1,983.93	1,325.97	6,575.25
4	Total Expenditure			
	(a) Cost of Electrical Energy purchased	671.10	313.71	1,532.43
	(b) Cost of Fuel	272.24	234.33	921.27
	(c) Tax on Electricity	35.30	31.44	124.62
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	291.67	191.22	1,840.62
	(e) Staff Cost	99.63	68.55	313.53
	(f) Other Expenses and Provisions (See Note No 3)	216.48	182.19	480.03
5	Interest and Finance Charges	69.29	45.93	250.32
6	Depreciation (See Note No 2)	58.13	61.89	240.06
7	Profit before Tax	270.09	196.71	872.37
8	Provision for Taxation :			
	Current Tax	30.30	25.50	90.15
	Deferred Tax	16.88	(6.15)	27.15
	Fringe Benefit Tax	1.35	0.75	4.77
	Tax adjustment for earlier years	-	-	(51.15)
9	Profit after Tax	221.56	176.61	801.45
10	Paid up Equity Share Capital (Face Value Rs. 10/- per Share)	228.57	212.36	228.57
11	Reserves including Statutory Reserves excluding Revaluation Reserves			8,412.73
12	Earnings per share (On Net Profit)(* not annualised)			
	- Basic (Rs.)	9.69*	8.32*	37.20
	- Diluted (Rs.)	9.39*	8.14*	36.27
13	Aggregate of Public Share Holding -			
	- No.of Shares	149,501,662	98,984,388	149,803,562
	- Percentage of Share holding	65.42	46.62	65.55

RELIANCE ENERGY LIMITED

Registered Office: Reliance Energy Center, Santa Cruz (East), Mumbai 400 055.

Website:www.rel.co.in

Segment-wise Revenue, Results and Capital Employed

(Rs. in crore)

Particulars	Quarter Ended		Year ended
	30-06-2007	30-06-2006	31-03-2007 Audited
1.Segment Revenue			
(Net Sales/Income)			
- Electrical Energy	1,298.59	934.04	3,741.79
- EPC and Contracts	339.77	242.18	2,094.56
- Others	0.02	0.17	0.27
Gross Turnover	1,638.38	1,176.39	5,836.62
Less:Inter Segment Revenue	-	0.30	0.30
Net Turnover	1,638.38	1,176.09	5,836.32
2.Segment Results			
Profit before Tax and Interest from each segment :			
- Electrical Energy	88.89	132.96	323.49
- EPC and Contracts	17.24	15.13	122.62
- Others	(0.06)	(0.01)	0.01
Total Segment Results	106.07	148.08	446.12
- Interest and Finance Expense	(69.29)	(45.93)	(250.32)
- Interest Income	142.57	148.11	599.98
- Other un-allocable Income net of expenditure	90.74	(53.55)	76.59
Profit before Tax	270.09	196.71	872.37
3.Capital Employed			
- Electrical Energy	3,033.60	3,158.76	2,842.36
- EPC and Contracts	453.13	266.93	422.32
- Others	1.73	2.12	1.81
Total Segment Capital Employed	3,488.46	3,427.81	3,266.49

Notes:

1. a. In the matter of standby charges, Maharashtra Electricity Regulatory Commission (MERC) had passed an order dated May 31, 2004 as under:
   i. The total liability for the financial years 1998-99 to 2003-04 was determined at Rs. 515.60 crore which had been debited to the Profit and Loss Account up to March 31, 2005.
   ii. The Tata Power Company Limited (TPC) to refund an amount of Rs. 321.13 crore (net of interest of Rs. 1.17 crore) to the Company for the said period plus interest at 10 per cent per annum commencing from April 1, 2004 till the date of payment.

   b. The Company and TPC filed appeals before the Hon'ble High Court of Bombay. As an interim order, the Hon'ble High Court of Bombay granted stay of payment by TPC, but directed TPC to provide a Bank Guarantee of Rs. 313.93 crore in favour of the Hon'ble High Court of Bombay. Disposing both the petitions, the Hon'ble High Court of Bombay held that the issues should be adjudicated within four months of the order of the Hon'ble Bombay High Court by the Appellate Tribunal for Electricity (ATE). In the interregnum, the parties to continue to pay in terms of the interim order, subject to adjustments on adjudication.

   c. Both TPC and the Company filed Special Leave Petitions in the Supreme Court against the Order of Hon'ble High Court of Bombay. While disposing of these petitions, the Hon'ble Supreme Court directed the TPC to file an appeal before the ATE. TPC thereafter filed an appeal before the ATE.

   d. While disposing of the appeal, ATE has passed an order dated December 20, 2006 as under:
   i. The total liability of standby charges for the financial years 1998-99 to 2003-04 was determined at Rs. 500 crore.
   ii. TPC to refund Rs. 354 crore (inclusive of interest of Rs.15 crore upto March 31, 2004) to the Company plus interest at 10% per cent per annum commencing from 1st April, 2004 till the date of payment.

   e. TPC filed an appeal in the Hon'ble Supreme Court being Appeal No.415 of 2007. The Hon'ble Supreme Court passed an interim order dated February 7, 2007 granting stay of the impugned order of the ATE subject to the condition that, TPC furnish a bank guarantee of the sum of Rs. 227 crore and, in addition, deposit a sum of Rs. 227 crore with the Registrar General of the Court which can be withdrawn by the Company subject to the Company giving an undertaking to the Court that in the event of the appeal being decided against the Company, wholly or in part, the amount as may be found refundable by the Company shall be refunded to TPC without demur together with interest as may be determined by the Court. The Company accordingly withdrew the amount of Rs. 227 crore after complying with the conditions specified and has accounted the said amount as other liabilities pending final adjustment. Moreover, pending final order of the Hon'ble Supreme Court, the Company has not accounted for the reduction in standby charges liability of Rs.15.60 crore as well as interest amount determined by ATE as payable by TPC to the Company.

2. The Company had revalued its Plant and Machinery located at Dahanu during the financial year 2003-04 and the depreciation figures shown in the unaudited financial results are net of effect of revaluation since the corresponding amount is withdrawn from the Revaluation Reserve which does not have impact on profit for the quarter.

3. The Company has changed the accounting policy with effect from April 1, 2007, whereby the foreign exchange derivative instruments are revalued at fair values at reporting period end and any profit or loss arising on the revaluation is recognized in the Profit and Loss Account. Accordingly, an amount of Rs. 82.67 crore is charged to the Profit and Loss Account during the quarter ended June 30, 2007 on revaluation of foreign exchange derivative instruments due to the change in the accounting policy. The impact of the change in the accounting policy is not ascertainable for previous period / year.

4. Tax Liability has been provided on the basis of Minimum Alternate Tax calculations.

5. Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended June 30, 2007: opening: Nil: additions: 83 disposals: 83 closing: Nil

6. The above results for the quarter ended June 30, 2007, have been subjected to a "Limited Review" by the auditors of the Company, as per the listing agreement entered into with the stock exchanges in India.

7. After review by the Audit Committee, the Board of Directors of the Company took the above results on record at their meeting held on July 18, 2007.

8. Figures of the previous year / period have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Place: Mumbai
Date: July 18, 2007

Anil D. Ambani
Chairman

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

MEDIA RELEASE

RELIANCE ENERGY REPORTS NET PROFIT OF Rs 222 CRORE (US$ 54 MILLION) FOR THE QUARTER - AN INCREASE OF OVER 25%

TOTAL INCOME OF Rs 1,984 CRORE (US$ 487 MILLION) FOR THE QUARTER - AN INCREASE OF 50%

CASH PROFIT OF Rs 297 CRORE (US$ 73 MILLION) FOR THE QUARTER – AN INCREASE OF 28%

NET WORTH OF Rs 9,556 CRORE (US$ 2.35 BILLION)

EPC ORDER BOOK POSITION AT Rs 5,035 CRORE (US$ 1.24 BILLION)

Mumbai, 18th July 2007: Reliance Energy Limited (REL) today announced its unaudited financial results for the quarter ended 30th June 2007. The performance highlights are:

- **Net Profit of Rs 222 crore** (US$ 54 million) for the quarter ended 30th June, 2007, against Rs 177 crore in the corresponding previous period, **an increase of over 25%**
- **Total Income of Rs 1,984 crore** (US$ 487 million) for the quarter ended 30th June, 2007, against Rs 1,326 crore in the corresponding previous period, **an increase of 50%**
- **Cash Profit of Rs 297 crore** (US$ 73 million) for the quarter ended 30th June, 2007 an increase of 28%
- **Annualised Cash Earnings Per Share (Cash EPS) of Rs 53 (US$ 1.3)**, for the quarter ended 30th June, 2007
- **Annualised Earnings Per Share (EPS) of Rs 38.8 (US$ 0.95)**, for the quarter ended 30th June, 2007

As on 30th June 2007, **the net worth of the company has increased to Rs 9,556 crore** (US$ 2.35 billion). The Company ranks among the top Indian private sector companies in terms of net worth.

The Company remains debt free at the net level, and enjoys the top 5 ratings of 'AAA' and 'Ind AAA' by CRISIL and FITCH, respectively.

Management Discussion and Analysis:

Energy Sales:

The Company's aggregate revenues from energy sales during the quarter ended 30th June 2007 was **Rs 1,285 crore (US$ 316 million)** against **Rs 912 crore** in the corresponding previous period, **an increase of 41%.**

The **aggregate sales of electrical energy were 2,489 million units** during the period under review, **an increase of 12%** over the corresponding previous period.

During the period under review, the consumer base in Mumbai Supply area **increased by about 0.2 lakh to 25.8 lakh** consumers.

Power Generation:

(i) Dahanu Thermal Power Station

During the period under review, the Company's Dahanu Thermal Power Station (DTPS) operated at **a Plant Load Factor (PLF) of 104.5%** against the PLF of 104.3% achieved during the corresponding previous period.

(ii) Samalkot Power Station, Andhra Pradesh:

The Samalkot Power Plant operated at **a Plant Load Factor (PLF) of 56.7%,** against the PLF of 51.3% achieved during the corresponding previous period. The gas availability continues to adversely impact the PLF of the plant.

(iii) Goa Power Station:

The Goa Power Station maintained **a Plant Load Factor (PLF) of 96.0%** during the period under review, against the PLF of 98.1% achieved during the corresponding previous period.

(iv) Wind Farm Power Project

The Wind farm operated at **a Plant Load Factor (PLF) of 27.5%,** against the PLF of 30.9% during the corresponding previous period.

Power Purchased:

During the period under review, **the Company purchased 1,337 million units of electrical energy** from external sources, which is higher by 16.5% compared to the off-take in the corresponding previous period.

The **cost of energy purchased increased by 113.7%** to Rs 671 crore (US$ 165 million) during the period under review compared to Rs. 313.7 crore in the corresponding previous period.

Financial Review:

The **total sales of electrical energy during the quarter ended 30th June, 2007 was Rs 1,285crore** (US$ 316 million), against Rs 912 crore in the corresponding previous period, **an increase of 41%.**

The Company is in appeal before the Appellate Tribunal for Electricity (ATE) against the MERC's Multi Year Tariff (MYT) order. If the Company's appeal is fully successful, it will be entitled to an **additional relief of Rs 80 crore for the Quarter 1 and Rs 289 crore for the entire year.**

The **turnover of the EPC and Contracts Division for the Quarter ended 30th June, 2007, was Rs 339 crore** (US$ 83 million), against Rs 237 crore in the corresponding previous period. The Division had **an order book position of about Rs 5,035 crore** (US$ 1.24 billion) as on 30th June, 2007.

Other Income for the period under review was Rs 360 crore (US$ 88 million), an increase of 103%, mainly representing interest income and forex gains.

During the period under review, **the total income of the Company was Rs 1,984 crore** (US$ 487 million), against Rs 1,326 crore in the corresponding previous period, an increase of 50%.

The company's **Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA) increased to Rs 398 crore** (US$ 98 million), against Rs 305 crore in the corresponding previous period, **an increase of 30%.**

The company's **EBITDA margin** during the quarter ended 30th June, 2007 works out to **20%.**

Interest expenditure was Rs 69 crore (US$ 17 million), which was more than offset by higher other income of Rs 360 crore.

Depreciation was at Rs 58 crore (US$ 14 million) as against Rs 62 crore for the corresponding previous period.

The corporate tax liability, including the deferred taxes, for the period under review was Rs 49 crore (US$ 12 million), as against Rs 20 crore in the corresponding previous period.

Net profit for the quarter ended 30th June, 2007, recorded an increase of over 25% to Rs 222 crore (US$ 54 million) from Rs 177 crore in the corresponding previous period.

- **Background**

Reliance Energy Limited (REL)

Reliance Energy, a part of Reliance - Anil Dhirubhai Ambani Group, is India's leading private sector utility Company.

Reliance Anil Dhirubhai Ambani Group currently have market capatalisation of over Rs 1,60,000 crore, net worth in excess of Rs 40,000 crore, cash flow of Rs 9,000 crores, net profit of Rs 5,000 crore and zero net debt.

The group distributes nearly 21 billion units of power to over 5 million consumers in Mumbai, Delhi, Orissa and Goa, across an area covering 1,24,300 sq. kms.

Reliance Energy generates 941 MW of power, through its power plants located in Maharashtra, Andhra Pradesh, Kerala, Karnataka and Goa.

Reliance Energy is ranked amongst India's top listed private companies in terms of all major financial parameters, including assets, sales, net worth, profits and market capitalisation.

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